Exhibit 99.71

May 10, 2017

Lithium Americas Appoints President, South American Operations and

Provides Update on Strategic Financing with Ganfeng Lithium

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDF) is pleased to announce the appointment of Gabriel Rubacha as the Company’s President, South American Operations.

Mr. Rubacha was previously the Commercial Director of Techint Engineering and Construction S.A. (“Techint”). Prior to this position, Mr. Rubacha served as the Managing Director of the Southern Cone Region (Argentina, Chile and Uruguay), General Manager at Techint Chile, Techint’s Project Director for the Pascua Lama Project, Business and Contract Manager at Veladero Project and Business Development, and Commercial Manager for Techint. Mr. Rubacha has an MBA from the Universidad de Belgrano/Ecole des Ponts et Chaussees, Paris, France, graduated from the Executive Program at the Darden School of Business of the University of Virginia, and has an Aeronautical Engineering degree from the Universidad Tecnologica Nacional, Argentina.

Tom Hodgson, Lithium Americas’ CEO, commented: “Gabriel has the ideal background and vast experience in advancing world-class construction projects. For the past year, he has been a director of Lithium Americas and a director of the joint venture company, Minera Exar S.A. (“Minera Exar”). We are delighted that he is joining Lithium Americas’ management team to work together with Franco Mignacco and our team in Argentina at this exciting time on the eve of the commencement of construction at the Cauchari-Olaroz project.”

In addition, Lithium Americas is pleased to announce that it has settled all documentation for the closing of the investment agreement (the “Investment Agreement”) with GFL International Co., Ltd., a wholly-owned subsidiary of Jiangxi Ganfeng Lithium Co.,Ltd. (“Ganfeng Lithium”). As announced on January 17, 2017, the Investment Agreement comprises an equity financing (the “Private Placement”), a debt facility (the “Debt Facility”) and an off-take agreement, whereby Ganfeng Lithium has agreed to provide Lithium Americas an aggregate of approximately US$171 million in financing, primarily to fund the Company’s share of construction costs for the Cauchari-Olaroz lithium project (“Cauchari-Olaroz”) in Jujuy province, Argentina. The transaction will close following receipt of formal acceptance by Chinese authorities.

The Private Placement will result in the issuance of 63,750,000 common shares of the Company to Ganfeng Lithium at a price of C$0.85 per common share for gross proceeds of approximately C$54 million (US$39 million). Combined with the 11,250,000 common shares (C$9.6 million) previously issued pursuant to an initial equity instalment under the Investment Agreement, Ganfeng Lithium will hold 75,000,000 common shares of the Company or approximately 19.7% of the Company’s issued and outstanding common shares at the time of closing.

Pursuant to the Debt Facility, Ganfeng Lithium has agreed to loan to Lithium Americas US$125 million, to fund the Company’s share of Cauchari-Olaroz’ construction costs. The Debt Facility has a six-year term, carries an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six on the principal amount drawn. Lithium Americas has agreed to grant to Ganfeng Lithium a security interest in its corporate assets other than its stake in Cauchari-Olaroz, as a condition to first draw-down on the Debt Facility and in addition to other customary conditions.

Under the off-take agreement, Ganfeng Lithium has agreed to acquire up to 80% of Lithium Americas’ share of the first stage of production (“Stage 1”) from Cauchari-Olaroz for a period of 20 years following the commencement of commercial production at market prices. Stage 1 of Cauchari-Olaroz is expected to produce 25,000 tonnes per annum of battery-grade lithium carbonate for a period of 40 years.

Pursuant to the Company’s announcement on January 19, 2017, Lithium Americas anticipates closing the financing with BCP Innovation Pte Ltd., a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd., (“Bangchak”) subsequent to the closing of the Ganfeng Lithium transaction.

About Lithium Americas

Lithium Americas, together with Sociedad Química y Minera de Chile S.A (“SQM”), is developing Cauchari-Olaroz, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this news release includes (i) receipt of Chinese regulatory approvals and closing of the Investment Agreement; (ii) timing and satisfaction of the conditions to first draw-down of the Debt Facility; and (iii) timing and completion of the Bangchak Investment Agreement. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed MD&A, Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.